                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                                        SEC File Number - 027046
                                                       CUSIP Number - 7487622101

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (Check One)    Form 10-K    Form 20-F    Form 11-K  X Form 10-Q    Form N-SAR
             ---          ---          ---          ---          ---

                           For Period Ended: February 28, 2002

                           [     ]    Transition Report on Form 10-K

                           [     ]    Transition Report on Form 20-F

                           [     ]    Transition Report on Form 11-K

                           [     ]    Transition Report on Form 10-Q

                           [     ]    Transition Report on Form N-SAR

                           For the Transition Period Ended:


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Traffix, Inc.
Full Name of Registrant


Former Name if Applicable

One Blue Hill Plaza
Address of Principal Executive Office (STREET AND NUMBER)

Pearl River, New York 10956
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 x       (a)      The reasons described in reasonable detail in Part III of this
---               form could not be eliminated without unreasonable effort or expense;

 x       (b)      The subject annual report, semi-annual report, transition
---               report on Form 10-K, Form 20-F, 11-K, Form N-

                  SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)      The accountant's statement or other exhibit required by Rule
---               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mr. Daniel Harvey          (845)                     620-1212
         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

                   X    Yes                No
                  ---                ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes or X No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.



                                  TRAFFIX, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2002                                  By: /s/ Daniel Harvey
                                                         -----------------------
                                                              Daniel Harvey, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of act constitute Federal Criminal
                                   Violations
                              (See 81 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

Part III

         Due to unexpected delays experienced by the Company at its financial printer on April 15, 2002, the Company was unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002 without unreasonable effort or expense.